Exhibit 99.1

Sapiens Reports 16.5% Revenue Growth in Q4 2015

Full-Year Revenue Growth of 13.9% and Diluted Earnings Per Share Growth of 36.2%

Holon, Israel, February 17, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the fourth quarter and year ended December 31, 2015.

Fourth Quarter Highlights:

•	Non-GAAP revenue of $48.7 million, up 16.5% compared to $41.8 million in the fourth quarter of 2014.

•	Non-GAAP operating profit increased by 48.4% and totaled $7.4 million (15.1% operating margin), compared to $5.0 million (11.9% operating margin) in the fourth quarter of 2014.

•	Non-GAAP net income attributable to Sapiens’ shareholders totaled $6.3 million or $0.13 per diluted share, an increase of 28.0% compared to $4.9 million or $0.10 per diluted share in the fourth quarter last year.

•	Cash, cash equivalents and securities investments as of December 31, 2015 was $94.0 million and the company has no debt.

Full Year Financial Highlights:

•	Non-GAAP revenue increased by 13.9% to $179.3 million from $157.5 million in the same period of 2014. Excluding the impact of foreign currency exchange rates, revenue growth exceeded 20%.

•	Non-GAAP operating profit was $26.5 million (14.8% operating margin), compared to $17.0 million (10.8% operating margin) in 2014, an increase of 56.0%.

•	Non-GAAP net income attributable to Sapiens’ shareholders reached $22.1 million, or $0.45 per diluted share compared to $16.0 million, or $0.33 per diluted share in the year ago period, an increase of 36.2%.

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“We again delivered double-digit growth and improved performance across all of our offerings, from all geographies, and from both new and existing customers due to continued strong demand for our award-winning products and services,” said Roni Al-Dor, President and CEO of Sapiens. “Our efforts to more efficiently leverage our operations and improve our operating margins enabled us to grow our bottom line, and we are well positioned to continue our revenue and profitability growth into 2016 and beyond.”

Mr. Al-Dor continued. “Our strategic acquisitions of IBEXI in India and Insseco in Poland are clearly paying off, allowing us to increase our presence and support customers through new regional delivery and development centers in those markets. We expect to continue our acquisition strategy in 2016 to expand our geographic footprint and to enhance our product offerings. With new recent business wins across all our product lines, including our recently announced $30 million business expansion with a leading North American insurance company, we are confident for continued double-digit growth in 2016.”

Mr. Al-Dor concluded: “Longer term, our expanded global presence and increasingly comprehensive suite of solutions will drive continued growth, and we remain enthusiastic about the near-term and long-term prospects for our markets and our strategic position as an innovative provider of advanced, industry-leading software solutions.”

2016 Business Outlook

Management indicated it expects 2016 full year revenues of $207 to $211 million, a growth of 15.4%-17.7%.

The company also expects full-year 2016 Non-GAAP operating margins in the range of 15.0% - 15.5%.

Quarterly Results Conference Call

Management will host a conference call and webcast today, February 17, at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-866-860-9642; International: +972-3-918-0664; UK: 0-800-917-9141

The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

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If you are unable to join live, a replay of the call will be accessible until February 27, 2016, as follows:

North America: 1-888-782-4291; International: +972-3-925-5901

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Sapiens shareholders, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

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In addition, the Company adjusted revenues and expenses, recorded under US GAAP, of pre-acquisition date in respect of acquired business from its ultimate parent company. As this transaction is between companies under common control, under US GAAP, it was accounted for under the pooling of interest method. For non-GAAP measurement purposes, the Company excludes the pre-acquisition date revenues and expenses.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net Profit, adjusted for stock-based compensation expense, depreciation and amortization, capitalized internal-use software development costs, amortization of internal-use software development costs interest expense, compensation expenses related to acquisition, pre-acquisition revenues and expenses accounted under pooling of interest method, provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business. The Company uses Adjusted EBITDA as a measurement of its operating performance because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflect an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of approximately 1,600 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

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Forward Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2014, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact:

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

US Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

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Summary of Non-GAAP financial Information

U.S. dollars in thousands (except per share amounts)

	Three months ended				Year ended
	December 31,				December 31,
	2015		2014		2015		2014
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Revenues	48,674	100%	41,773	100%	179,263	100%	157,450	100%

Gross Profit	21,515	44.2%	17,478	41.8%	78,472	43.8%	64,193	40.8%

Operating profit	7,356	15.1%	4,958	11.9%	26,547	14.8%	17,014	10.8%

Net income to shareholders	6,332	13.0%	4,948	11.8%	22,105	12.3%	16,008	10.2%

Adjusted EBITDA	7,928	16.3%	5,363	12.8%	28,499	15.9%	18,596	11.8%

Basic earnings per share	0.13		0.10		0.46		0.34
Diluted earnings per share	0.13		0.10		0.45		0.33

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014

GAAP operating profit	6,796	4,550	24,350	14,906

Non GAAP adjustments:
Amortization of capitalized software	1,323	1,194	4,875	4,926
Amortization of other intangible assets	392	544	2,106	2,209
Capitalization of software development	(1,641)	(1,556)	(6,032)	(6,094)
Compensation related to acquisition	51	-	270	-
Stock-based compensation	435	226	1,349	1,067
Adjustments of pre-acquisition revenues and expenses accounted under pooling of interest method	-	-	(371)	-

Non GAAP operating profit	7,356	4,958	26,547	17,014

Depreciation	572	405	1,952	1,582

Adjusted EBITDA	7,928	5,363	28,499	18,596

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Non-GAAP revenues by category
U.S. dollars in thousands

	Three months ended December 31, 2015		Year ended December 31, 2015
	Revenues	Percentage	Revenues	Percentage

License	2,820	5.8%	12,300	6.9%
Services and Maintenance	45,854	94.2%	166,963	93.1%
Total	48,674	100.0%	179,263	100.0%

Non-GAAP revenues by geographic breakdown
U.S. dollars in thousands

	Three months ended December 31, 2015		Year ended December 31, 2015
	Revenues	Percentage	Revenues	Percentage

North America	16,767	34.4%	61,332	34.2%
Europe	26,439	54.3%	97,419	54.3%
APAC	5,468	11.3%	20,512	11.5%
Total	48,674	100%	179,263	100%

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015*	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	48,674	41,773	185,636	157,450
Cost of revenue	28,633	25,731	111,192	99,095

Gross profit	20,041	16,042	74,444	58,355

Operating Expenses:
Research and development, net	2,747	2,752	10, 235	11,352
Selling, marketing, general and administrative	10,498	8,740	39,859	32,097
Total operating expenses	13,245	11,492	50,094	43,449

Operating income	6,796	4,550	24,350	14,906

Financial expenses (income), net	(402)	26	(163)	(124)
Taxes and other expenses (income), net	1,192	(88)	4,213	454

Net income	6,006	4,612	20,300	14,576

Attributable to non-controlling interest	134	(12)	284	113

Net income attributable to Sapiens' shareholders	5,872	4,624	20,016	14,463

Basic earnings per share	0.12	0.10	0.42	0.31

Diluted earnings per share	0.12	0.09	0.41	0.30

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	48,758	47,655	48,121	47,210
Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,536	49,057	49,327	48,637

* Including consolidation of Insseco commencing December 31, 2014.

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SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015*	2014
GAAP revenue	48,674	41,773	185,636	157,450
Adjustments of pre-acquisition revenue accounted under pooling of interest method	-	-	(6,373)	-
Non-GAAP revenue	48,674	41,773	179,263	157,450

GAAP gross profit	20,041	16,042	74,444	58,355
Revenue adjustment	-	-	(6,373)	-
Amortization of capitalized software	1,323	1,194	4,875	4,926
Amortization of other intangible assets	151	242	794	912
Adjustments of pre-acquisition cost of revenue accounted under pooling of interest method	-	-	4,732	-
Non-GAAP gross profit	21,515	17,478	78,472	64,193

GAAP operating income	6,796	4,550	24,350	14,906
Gross profit adjustments	1,474	1,436	4,028	5,838
Capitalization of software development	(1,641)	(1,556)	(6,032)	(6,094)
Amortization of other intangible assets	241	302	1,312	1,297
Stock-based compensation	435	226	1,349	1,067
Compensation related to acquisition	51	-	270	-
Adjustments of pre-acquisition operating expenses accounted under pooling of interest method	-	-	1,270	-
Non-GAAP operating income	7,356	4,958	26,547	17,014

GAAP net income attributable to Sapiens' shareholders	5,872	4,624	20,016	14,463
Operating income adjustments	560	408	2,197	2,108
Adjustment to redeemable non-controlling interest	151	-	224	-
Adjustments of pre-acquisition financial and tax expenses accounted under pooling of interest method	-	-	50	-
Other	(251)	(84)	(382)	(563)
Non-GAAP net income attributable to Sapiens' shareholders	6,332	4,948	22,105	16,008

Non-GAAP basic earnings per share	0.13	0.10	0.46	0.34

Non-GAAP diluted earnings per share	0.13	0.10	0.45	0.33

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	48,758	47,655	48,121	47,210
Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,536	49,057	49,327	48,637

* Including consolidation of Insseco commencing the acquisition date, August 18, 2015.

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,	December 31,
	2015	2014*
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	54,351	47,400
Trade receivables, net	29,761	31,832
Other receivables and prepaid expenses	5,455	3,964
Marketable Securities	8,776	-

Total current assets	98,343	83,196

LONG-TERM ASSETS:
Marketable Securities	30,875	33,098
Property and equipment, net	5,675	5,011
Severance pay fund	5,551	10,735
Other intangible assets, net	27,540	27,905
Other long-term assets	4,252	5,567
Goodwill	70,035	67,698

Total long-term assets	143,928	150,014

TOTAL ASSETS	242,271	233,210

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	4,721	3,310
Accrued expenses and other liabilities	32,012	26,951
Deferred revenue	10,268	9,272

Total current liabilities	47,001	39,533

LONG-TERM LIABILITIES:
Other long-term liabilities	6,414	3,217
Accrued severance pay	6,662	12,008

Total long-term liabilities	13,076	15,225

REDEEMABLE NON-CONTROLLING INTEREST	385	159

EQUITY	181,809	178,293

TOTAL LIABILITIES AND EQUITY	242,271	233,210

* December 31, 2014 Balance Sheet was revised to reflect the acquisition of Insseco, in accordance with the pooling of interest method.

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Sapiens International Corporation N.V. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flow
U.S. dollars in thousands

	For the year ended December 31
	2015	2014
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	20,300	14,576

Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	9,625	8,717
Amortization of premium and accrued interest on marketable securities	(453)	(225)
Stock-based compensation related to options issued to employees	1,349	1,067
Decrease (increase) in trade receivables	1,893	(6,637)
Deferred tax assets	2,169	(1,020)
Decrease (increase) in other operating assets	(1,229)	127
Increase (decrease) in trade payables	1,511	(3,297)
Increase in other operating liabilities	4,134	8,469
Increase (decrease) in deferred revenues	1,300	(223)
Severance pay	(159)	7

Net cash provided by operating activities	40,440	21,561

Cash flows from investing activities:
Purchase of property and equipment	(2,815)	(1,468)
Purchase of marketable securities	(7,678)	(34,906)
Proceeds from sales of marketable securities	1,499	1,543
Payments for business acquisition, net of cash acquired	(2,934)	(2,064)
Capitalized software development costs	(6,032)	(6,094)
Decrease (increase) in restricted Cash	(893)	239

Net cash used in investing activities	(18,853)	(42,750)

Cash flows from financing activities:
Distribution of dividend	(7,186)	-
Proceeds from employee stock options exercised	1,568	1,569
Payment to shareholders in respect of acquisition	(8,482)	-
Dividend to non-controlling interest	(77)	(106)

Net cash provided by (used in) financing activities	(14,177)	1,463

Effect of exchange rate changes on cash and cash equivalents	(459)	(3,187)

Increase (decrease) in cash and cash equivalents	6,951	(22,913)
Cash and cash equivalents at the beginning of period	47,400	70,313

Cash and cash equivalents at the end of period	54,351	47,400

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